Mail Stop 3561

July 12, 2006

Ronald M. Neifield, Esq.
Vice President and General Counsel
The Vitamin Shoppe
2101 91st Street
North Bergen, New Jersey 07047

> **Re: Vitamin Shoppe Industries Inc. and co-registrants**
> **Registration Statement on Form S-4**
> **Filed June 13, 2006**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 14, 2006**
> **File Nos. 333-134983 to -02**

Dear Mr. Neifield:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide a letter from the registrants stating that they are registering the exchange offer in reliance on the staff's position in Exxon Capital Holdings Corporation (avail. April 13, 1989), Morgan Stanley & Co. (avail. June 5, 1991), and Shearman & Sterling (avail. July 2, 1993). Also, please include the representations outlined in those letters. We may have further comment upon review of that letter.

2. Please note that affiliates may not participate in an Exxon Capital exchange offer. Refer to <u>Exxon Capital Holdings Corp.</u> (avail. April 13, 1989). Please tell us why you believe it is appropriate to include your affiliate's market-making prospectus on Form S-4, rather than on a new registration statement on Form S-1.

Outside Front Cover Page of Prospectus

3. Please clarify the meaning of your disclosure that your offering price is 100%.

4. Please remove all defined terms in the forepart of your registration statement, including the first italicized paragraph of your Prospectus Summary section. The defined entities should be clear from their context. In addition, please move the forward-looking statements and trademarks discussion so that these sections appear after the risk factors section.

5. In the third-to-last paragraph, you state that there is no public market for your old notes. Please omit the second sentence of that paragraph, which indicates that investors may trade the old notes in Private Offering Resale and Trading through Automatic Linkages market, since it is not key to an investment decision. Similarly, please omit the PORTAL reference in the summary.

Certain Definitions and Market and Industry Data, page iii

6. In this section, you discuss the sources that you use in this document and state that although you "believe these sources are reliable," you have not independently verified the information and "cannot guarantee its accuracy or completeness." You may not qualify the accuracy of the information you provide in this document. Therefore, please remove this sentence. Further, if there is information in this document that you do not believe is reliable, accurate, or complete, please remove that information as well.

Prospectus Summary, page 1

7. Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. Your summary appears lengthy and repeats much of the information fully discussed later in your document. Please revise accordingly. See Instruction to Item 503(a) of Regulation S-K. In this regard, please omit the information on page 10 since it merely refers to the risk factors section.

Risk Factors, page 13

8. In the italicized first paragraph, you state that "[a]dditional risks or uncertainties presently known to us, or that we currently deem immaterial, may also impair our business operations." You seem to be indicating that you know of additional material

    risks or uncertainties. Please revise this statement and include all known risks in this section.

Because there is no public market for the Exchange Notes, you may not be…, page 13

9. In the second paragraph of this risk factor, you state that your exchange notes might trade at higher or lower prices than their principal amount or purchase price. Please consider indicating that the exchange notes may not trade at all.

The Exchange Offer, page 25

10. Please revise to specify the no-action letters on which you are relying.

Terms of the Exchange Offer; Period For Tendering Outstanding Old Notes, page 25

11. Please confirm to us that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm for us that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

12. In this regard, as currently represented the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm for us that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

13. You state that you will give notice of your offering's extension by press release or other public announcement before 9:00 a.m. on the next business day after the scheduled expiration date. Additionally, according to Rule 14e-1(d), you must disclose the number of securities tendered as of the date of the notice. Please confirm for us that you will disclose the number of securities tendered as of that date if you extend your offering.

14. Based upon the sentence in which you state that you will "promptly give written notice of any extension, delay, non-acceptance, termination or amendment," it appears that you reserve the right to delay accepting any old notes. Please clarify under what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Ronald M. Neifield, Esq.
The Vitamin Shoppe
July 12, 2006
Page 4

Conditions to the Exchange Offer, page 28

15. In the first condition, you state that you may terminate or amend the exchange offer if any federal law, statute, rule, or regulation has been adopted or enacted that, "in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer." As opposed to relying upon your judgment, please revise this sentence to include an objective standard for the determination of whether the condition has been satisfied.

Selected Historical Consolidated Financial Information, page 33

16. In periods that the ratio of earnings to fixed charges is less than one-to-one, please revise to delete the ratio and report the amount by which earnings were insufficient to cover fixed charges.

17. In order to provide a more balanced presentation of EBITDA, please expand the disclosure in the Selected Financial Information to include a footnote or table that shows cash flows from operating, investing, and financing activities calculated in accordance with GAAP. Please revise or advise.

18. In footnote 3, you disclose that the presentation of EBITDA and its components do not comply with regulations published by us. We believe you should conform your EBITDA calculation and disclosures in accordance with our guidance. Please tell us the respects by which EBITDA does not conform to our rules and why.

Management's Discussion and Analysis of Financial Condition and Results…, page 35

19. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company, and

- material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Overview, page 35

20. You state that you are a "leading" specialty retailer and direct marketer of vitamins, minerals, herbs, supplements, sports nutrition, and other health and wellness products. However, you have not indicated whether the source of this information is based upon management's belief, industry data, reports, articles, or any other source. If this statement, or any other statement throughout your document, is based upon management's belief, please indicate that this is the case and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated.

Critical Accounting Policies, page 36

21. We note that accounting for inventory reserves, impairment of long-lived assets, and deferred sales are critical accounting policies. Please revise the disclosure in the filing to quantify the amounts of inventory reserves, the amount of impairment on long-lived assets, and the amounts related to the changes in deferred sales.

Results of Operations, page 39

22. Please revise your disclosure in this section to ensure your discussion and analysis of your results of operations is not merely a recitation of changes evident from the financial statements. In circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed and provide analysis explaining the underlying reasons for the fluctuations. See Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350. As examples only:

- On page 40, you state that your comparable and non-comparable store sales increased primarily in the categories of herbs, supplements, and sports nutrition. Also, you state that your stores sales decreased in the categories of your low carb and weight loss products. Please quantify how the effects of each factor contributed to your increase and decrease in operations. Further, in the last full paragraph of page 35, you analyze the underlying reasons for the decrease in your low carb and weight loss products. In this subsection, please provide a similar analysis regarding the underlying reasons for the increase in the categories of herbs, supplements, and sports nutrition.

- Also on page 40, you state that your direct customers increased due to improved search engine performance and obtaining new customers. Please quantify how the effects of these factors contributed to your increase in operations and analyze the underlying reasons for each increase.

- On page 43, you state the percentage decrease in product costs was a result of improvements in pricing from vendors and decrease in markdowns from promotional activity. Please quantify how the effects of these factors contributed to your percentage decrease in product costs and analyze the two underlying reasons for the decrease.

Cost of Goods Sold, page 40

23. In the third paragraph of this subsection, you state that your warehouse and distribution costs as a percentage of net sales decreased due to leveraging of the distribution expenses. Similarly, in the second and fourth paragraphs of your Selling, General and Administrative Expenses subsection on page 41, you state that the percent decreases in operating and payroll and related benefits was due to leveraging of payroll costs due to improved sales per hour, and you state that the other selling, general, and administrative expenses as a percentage of net sales decreased due to leveraging these costs. In each of these instances, and throughout your document, please discuss what you mean by leveraging these costs and how it affects you.

Related Party Transactions, page 54

24. In the first full paragraph on page 55, you state that you entered into a consulting agreement with Renaissance Brands Ltd., whose chief executive officers is one of your directors, Douglas B. Fox. Please tell us whether the terms of this agreement are similar to terms you would have received from an unaffiliated, third-party entity. If not, please disclose how the agreement's terms were either beneficial or detrimental to you. Also, please tell us why you have not filed this agreement as a material exhibit under Item 601 of Regulation S-K.

Business, page 56

Extensive Product Selection with a Focus on Our Private Label Brand, page 57

25. Please disclose the difference in the gross margin of your branded products and the gross margin of the national brands you sell.

High-Quality and Loyal Customer Base, page 57

26. Please disclose the difference between the average income of your consumers and the national average.

27. On the bottom of page 57, you state that your active customers accounted for the "vast majority" of your net sales. Please disclose what percentage of customers this vast majority encompasses.

Value-Added Customer Service, page 58

28. You state that you place a strong emphasis on employee training. Please describe your employee training program.

Business Strategy, page 58

29. You state that you intend to continue to pursue "key strategies to drive customer traffic and grow [y]our sales," and you list five of these key strategies. Please disclose the development stage of each strategy you list or, if you have not yet initiated a strategy, please disclose when you will begin to implement that strategy.

Retail Stores, page 58

30. Please disclose why you believe you operate "a unique retail store format in the VMS industry."

Suppliers and Inventory, page 62

31. We note your statement that you strive to maintain sufficient inventory to enable you to provide a high level of service to your customers that is in accordance with standard business procedures. Additionally, please describe your practices, and your industry's practices, relating to working capital items, such as carrying significant amounts of inventory to meet the rapid delivery requirements of your customers and to assure yourself a continuous allotment of goods from your suppliers, the right of customers to return merchandise, and any extended payment terms available to customers. See Item 101(c)(1)(vi) of Regulation S-K.

Regulatory and Quality Control, page 62

32. In the second full paragraph on page 63, you state that you use three primary suppliers for your Vitamin Shoppe and BodyTech branded products that together produce approximately 85% of your Vitamin Shoppe and BodyTech branded products. Please disclose these suppliers and indicate your alternatives should one or more cease providing you with supplies.

Insurance and Risk Management, page 64

33. In your Risk Factors section on page 15, you state that the insurance industry has become more selective in offering some types of coverage and you may not be able to obtain coverage in the future. In your Insurance and Risk Management subsection, please discuss this trend and how it may affect you, including whether insurance costs have increased, or will increase, for you and how this selectivity has increased, or will increase, your exposure to certain types of liability.

Trademarks and Other Intellectual Property, page 64

34. In this regard, on page 18 you state that your trademarks may not receive the same degree of protection in foreign countries as they do in the United States. In your Trademarks and Other Intellectual Property subsection, please disclose the foreign countries in which you sell your products that may not protect your trademarks or other intellectual property adequately. If you do not sell a material amount of your products in any foreign countries that does not protect your trademarks, please consider deleting your risk factor.

35. Also, please disclose all your material trademarks, trade names, and other intellectual property that you hold, including their material effects on you and their duration. See Item 101(c)(iv) of Regulation S-K.

Management, page 69

Directors and Executive Officers, page 69

36. You include three signature pages for the three separate entities that are co-registrants. However, the Vitamin Shoppe Industries Inc. and the VS Direct Inc. signature pages include only the signatures of three directors, Thomas A. Tolworthy, Douglas R. Korn, and Richard L. Perkal. If these are the only three directors of the Vitamin Shoppe Industries Inc. and VS Direct Inc., please make this clear in your Management section and throughout your document. In this regard, your registration statement must be signed by at least a majority of the board of directors. See Instruction 1 to Signatures Section of Form S-4. If the Vitamin Shoppe Industries Inc. and VS Direct Inc. have eight directors, please revise their signature pages to have a majority of directors sign the registration statement.

37. Please briefly describe the specific business experience of your executive officers, directors, and significant employees, or a nominee for one of these positions, for the past five years. See Item 401(e)(1) of Regulation S-K. In this regard, please disclose John H. Edmondson's business experience from December 2004 to April 2006 and David I. Fuente's business experience from 2001 to the present.

38. You state that David H. Edwab was elected president of Men's Wearhouse in 1997 and now he is vice chairman. Please disclose for how long Mr. Edwab was president of Men's Wearhouse and when he became vice chairman.

Code of Business Conduct and Ethics, page 70

39. We note that you have adopted a Code of Business Conduct and Ethics. Please either file that code with us, post the text of the code on your website and confirm for us that in your annual report you will disclose your website address and the fact that you

have posted the code on that website, or confirm for us that in your annual report you will undertake to provide to any person without charge and upon request a copy of the code. See Item 406(c) of Regulation S-K.

Executive Compensation, page 71

40. Please disclose the compensation of your directors as required by Item 402(g) of Regulation S-K. If you do not compensate your directors please state this in an appropriate place in your document.

Committees of the Board of Directors, page 72

41. You state that you have a compensation committee consisting of Douglas R. Korn, David H. Edwab, and Douglas B. Fox. Please disclose their membership on this committee in each of their descriptions of business experience in your Management section on page 69 as you do for audit committee members.

Certain Relationships and Related Party Transactions, page 78

42. Please revise to describe the relationship between Bear Sterns and VS Holdings, as disclosed in the alternate page of the market-making prospectus.

Description of Our New Credit Facility, page 80

Covenants, page 81

43. Please disclose the "certain limitations" with which you must conduct your business operations according to the credit facility. In addition, please quantify the fixed charge coverage ratio.

Financial Statements, page F-1

Consolidated Statement of Operations, page F-4

44. You have presented interest expense net of interest income on the face of the statement of operations. Please revise to present interest expense on a gross basis.

45. Based on your disclosure in Note 12, you have significant related party expenses. Please revise to include a separate line item for related party expenses on the face of the statement of operations.

Note 3. Summary of Significant Accounting Policies, page F-8

Inventories, page F-8

46. Please provide us with your analysis, in reasonable detail, of your reserves for estimated losses and/or obsolete inventory. Also, please tell us the amounts and methodology for recording expense in each of the quarters in the past two years.

Revenue Recognition, page F-9

47. The revenue recognition footnote states that you provide allowances for estimated returns. We would expect you to provide Schedule II for such allowance, as described in Rule 5-04(a)(2) of Regulation S-X. Please revise to include the Schedule and related audit report, or if you believe that the information is not material please advise us why you believe this to be so.

Frequent Buyer Program, page F-10

48. Please expand your disclosure to state how to determine the amount of the liability you record with regard to deferred sales.

Note 10. Legal Proceedings, page F-21

49. The last two paragraphs of Note 10 indicate management's position with respect to material adverse impact on financial condition and liquidity; however, they do not address results of operations. Please revise to disclose management's assessment of the potential impact these matters may have on results of operations, or revise to disclose why you cannot make an assessment.

Note 17. Supplemental Guarantor Information, page F-26

50. To the extent our accounting comments impact disclosure in the consolidating financial statements, please make the appropriate revisions.

Item 22. Undertakings, page II-5

51. Please revise to include the undertakings required by Item 512(a)(5) and (6) of Regulation S-K.

52. Please remove the undertaking in paragraph (d) of this section since you are not eligible to incorporate subsequent Exchange Act documents by reference. See Item 512(b) of Regulation S-K.

<u>Transmittal Letter</u>

53. Please delete the language in the letter of transmittal requiring the note holders to acknowledge that they have "read" the prospectus.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330 or Michael Moran, Accounting Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Vincent J. Pisano, Esq.
        Kirkland & Ellis LLP
        Via Fax: (212) 446-4900